EXHIBIT 12

AEP TEXAS NORTH COMPANY AND SUBSIDIARY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2002	2003	2004	2005	2006
EARNINGS (LOSS)
Income (Loss) Before Income Taxes	$(25,780)	$85,926	$70,168	$60,053	$19,197
Fixed Charges (as below)	21,884	23,135	22,715	20,987	19,206
Total Earnings (Loss)	$(3,896)	$109,061	$92,883	$81,040	$38,403

FIXED CHARGES
Interest Expense	$20,845	$22,049	$21,985	$19,817	$17,619
Credit for Allowance for Borrowed Funds Used During Construction	379	367	217	378	568
Estimated Interest Element in Lease Rentals	660	719	513	792	1,019
Total Fixed Charges	$21,884	$23,135	$22,715	$20,987	$19,206

Ratio of Earnings (Loss) to Fixed Charges	(0.17)	4.71	4.08	3.86	1.99

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.